Lend Lease
CORPORATION



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

16 June 2003



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
16 June 2003	Announcement to Australian Stock Exchange Sale of Stake in TresAguas, Spain

Yours faithfully

A P Ho
Assistant Company Secretary



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

16 June 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE ANNOUNCES SALE OF STAKE IN TRESAGUAS, SPAIN

Lend Lease Corporation Limited ("Lend Lease") today announced that it has sold its 50 per cent interest in Paseo Comercial Carlos III ("Paseo Comercial"), the company which owns the TresAguas retail centre, to Metrovacesa S.A. for approximately €28 million (A$50 million).

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

MEDIA RELEASE **16 JUNE 2003**

LEND LEASE ANNOUNCES SALE OF STAKE IN TRESAGUAS, SPAIN

Lend Lease Corporation Limited ("Lend Lease") today announced that it has sold its 50 per cent interest in Paseo Comercial Carlos III ("Paseo Comercial"), the company which owns the TresAguas retail centre, to Metrovacesa S.A. for approximately €28 million (A$50 million).

The proceeds from the sale will generate an initial profit after tax in the 2003 financial year in the order of €7 million (A$12.5 million). In addition to this, the sale agreement includes an earn out clause relating to the future turnover of TresAguas which is expected to generate an additional profit after tax of approximately €0.7 million (A$1.2 million). However the final earn out amount will be dependent on the actual centre turnover in the 2003 and 2004 calendar years.

TresAguas is the first retail destination delivered by Lend Lease in continental Europe and the fourth delivered in Europe. Situated only 15 minutes from Madrid, surrounded by 20,000 square metres of landscaped gardens, TresAguas features 150 retail shopping outlets, a 15 screen Yelmo Cineplex, an indoor/outdoor leisure and restaurant plaza, a 4,000 square metre health club, 3,300 parking spaces and the largest bowling alley in Spain. The Larry Smith Group ("Larry Smith") will cease as property managers on 1 July 2003.

Paseo Comercial, which opened TresAguas successfully in September 2002, is 50 per cent owned by the Spanish group, Alonso.

Lend Lease Group CEO, Greg Clarke, said: "The sale of TresAguas is a good outcome for Lend Lease, reflecting our intention to recycle capital. Importantly, Lend Lease remains on track to deliver a full year operating profit after tax in excess of our 2002 result."

Keith Perry, Director of Lend Lease Europe, said: "TresAguas has delivered an excellent return for Lend Lease and is a good example of our integrated retail skills. Lend Lease sourced the finance, led the development and provided project management services, Bovis Lend Lease provided construction management and Larry Smith provided leasing, research and property management services. Bovis Lend Lease and Larry Smith are continuing to apply the skills developed at TresAguas to other retail projects in Spain."

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Notes to Editors:

Lend Lease
In Europe, Lend Lease has been involved with the development and management of five prime regional shopping centres, commencing with the opening of its flagship centre, Bluewater, in Kent in March 1999. Lend Lease also developed Touchwood in Solihull which opened in September 2001, Overgate in Dundee which opened in March 2000, TresAguas in Madrid and is currently developing a major new centre, Chapelfield, in Norwich, England.

The Larry Smith Group is a 100% owned subsidiary of the Lend Lease Group.

Metrovacesa
Metrovacesa is one of the largest Spanish real estate groups with an approximate turnover of €500 million and a market capitalisation value of more than €1.5 billion. It owns real estate assets in the office and hotel sector and it is a pioneer in the shopping centre sector in Spain.